12011540

SEC Mail Processing Section
FEB 28 2012
Washington, DC
125

SECU… …SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51381

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loring Ward Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3055 Olin Avenue, Suite 2000
(No. and Street)

San Jose (City) CA (State) 95128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Clinton (408) 260-3120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400 (Address) San Francisco, (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Clinton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loring Ward Securities Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this

24 day of February, 2012, by
Date Month Year

(1) Michael Clinton,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

~~(and~~

(2) ________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Hong Phuong Ho
Signature of Notary Public

HONG PHUONG HO
Commission # 1914102
Notary Public - California
Santa Clara County
My Comm. Expires Nov 22, 2014

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: February 24, 2012 Number of Pages: 2

Signer(s) Other Than Named Above: ________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
Loring Ward Securities Inc.:

We have audited the accompanying statement of financial condition of Loring Ward Securities Inc., as of December 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Loring Ward Securities Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respect in relation to the financial statements taken as a whole.

KPMG LLP

San Francisco, California
February 24, 2012

LORING WARD SECURITIES INC.

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	175,554
Prepaid expenses		56,807
Deposits and other current assets		81,535
Income taxes receivable from related party (note 2(c))		130,505
Total assets	$	444,401

Liabilities and Stockholder's Equity

Accounts payable	$	21,000
Due to related party (note 3)		31,185
		52,185
Stockholder's equity:		
Common stock, $0.01 par value; 100 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		99,999
Retained earnings		292,216
Total stockholder's equity		392,216
Total liabilities and stockholder's equity	$	444,401

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statement of Operations

Year ended December 31, 2011

Revenues:		
Brokerage commissions	$	217,307
Supervisory fees (note 3)		96,649
Interest and dividend income		1,259
Total revenues		315,215
Expenses:		
Licensing and brokerage transaction fees		269,068
Management fee to related party (note 3)		247,221
General		80,141
Insurance		46,404
Total expenses		642,834
Loss before income taxes		(327,619)
Income taxes (benefit) (note 4)		(130,505)
Net loss	$	(197,114)

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2011

		Common stock	Additional paid in capital	Retained earnings	Total stockholder's equity
Balances, December 31, 2010	$	1	99,999	489,330	589,330
Net loss		—	—	(197,114)	(197,114)
Balances, December 31, 2011	$	1	99,999	292,216	392,216

See accompanying notes to financial statements.

LORING WARD SECURITIES INC.

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net loss	$	(197,114)
Adjustments for change in:		
Prepaid expenses		(9,587)
Deposits and other current assets		163,109
Income taxes receivable from related party		(14,429)
Due from related party		19,126
Accounts payable		(4,041)
Due to related party		(6,705)
Decrease in cash and cash equivalents		(49,641)
Cash and cash equivalents, beginning of year		225,195
Cash and cash equivalents, end of year	$	175,554

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

Loring Ward Securities Inc. (the Company), a wholly owned subsidiary of Loring Ward Group Inc. (LWGI), is a registered broker-dealer under the *Securities Exchange Act* of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company introduces its customers to a clearing broker on a fully disclosed basis and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

On January 23, 2009, all of the outstanding common shares of the Company's indirect parent were purchased by Werba Reinhard Holdings Ltd. (WRHL). Subsequent to the purchase, WRHL was reorganized resulting in Werba Reinhard Inc. (WRI) being established as the ultimate shareholder of the Company.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

(b) Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand, demand deposits and other investments with original maturities of three months or less. Cash and cash equivalents includes a restricted cash deposit of $100,000 with Pershing LLC. Refer to note 6 for further details.

(c) Income Taxes

The Company is a member of the WRI affiliated group and, accordingly, its federal taxable income or loss is included in the consolidated federal income tax return filed by WRI. The Company may also be included in certain state and local tax returns of WRI or its subsidiaries. The Company's tax sharing agreement with LWGI generally provides that current and deferred tax provision is calculated using a separate return method, modified by a benefits for loss approach in which the net federal and state taxable loss of one entity is used in the consolidated federal tax return or combined state tax return to offset taxable income of another entity which reduces what otherwise would have been higher consolidated taxable income and taxes payable. This method resulted in an intercompany tax receivable from LWGI to the Company of $130,505 as of December 31, 2011.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Where a deferred tax asset has been recognized, a valuation allowance is established if, based on the weight of available evidence, it is more than likely that the deferred tax asset will not be realized.

(Continued)

(d) ***Revenues***

Brokerage Commissions

The Company earns brokerage fees and commissions on the sale of securities. Commission revenues, net of expenses, are recorded on a trade date basis.

Supervisory Fees

The Company earns supervisory fees for overseeing the investment advisory activities of its registered representatives. Most of the fees are for introducing to and working with clients of LWI Financial Inc. (LWIF), a related party through common ownership. The fees are recognized as income over each quarterly period.

(e) ***Licensing and Brokerage Transaction Fees***

The Company pays licensing fees to FINRA for individual and state registration. Additionally, the Company pays transaction fees in relation to being an underwriter for the sale or purchase of certain funds to clients.

(f) ***Interest and Dividend Income***

Interest income is recorded using the accrual method of accounting and dividend income is recorded on the ex-dividend date.

(g) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(3) Related Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through intercompany accounts with affiliates. The financial statements may not necessarily be indicative of the financial position that would have existed or the result of operations or cash flows that would have occurred had the Company operated as an independent enterprise. The nature of these transactions was as follows:

The supervisory fees charged to clients of LWIF are billed and collected by LWIF on behalf of the Company. For the year ended December 31, 2011, the Company earned $71,649 in supervisory fees from LWIF clients.

On October 1, 2011, the administrative service agreement between the Company and LWIF was amended, where LWIF agreed to pay an additional $100,000 per year as fee for the distribution services provided by the Company. For the year ended December 31, 2011, total revenue recognized by the Company was $25,000.

(Continued)

The Company bears expenses directly related to its operations, while LWIF bears expenses on behalf of the Company and other commonly controlled entities, including, but not limited to, personnel, office space and other support services. The Company pays a monthly management fee of $27,104 ($18,435 before October 1, 2011) under an agreement between the parties to compensate LWIF for these common expenses. The amount of such expenses might be different if incurred in arm's-length transactions

The above noted transactions are in the normal course of operations. The amounts are measured at the exchange amount, which is the amount of consideration established and agreed to by the two parties. Current related party accounts are noninterest bearing.

(i) Income Taxes Receivable from Related Party:

Current:		
Loring Ward Group Inc., due on demand	$	130,505

(ii) Due to Related Party:

Current:		
LWI Financial Inc., due on demand	$	31,185

(4) Income Taxes

Current income taxes (benefit) consist of the following:

Federal taxes	$	(101,543)
State and local taxes		(28,962)
	$	(130,505)

The income tax benefit for 2011 of $130,505 is consistent with the amounts computed by applying the U.S. federal and state tax rates to pre-tax income (loss). The Company has no deferred income taxes as of December 31, 2011.

(5) Financial Instruments

(a) Risk Management Activities

Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counter-parties is monitored.

The Company earns supervisory fees, which vary based upon the net asset value of assets managed for LWIF. For the year ended December 31, 2011, such fees net of distribution fees were 23% of total revenue. The supervisory fees are received through LWIF from their clients. Therefore, termination of this relationship with LWIF could adversely affect the Company's revenue.

(b) Fair Values

Accounting principles generally accepted in the United States of America define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instrument for which the carrying amounts are included in the balance sheet under the following indicated captions:

(a) Cash and cash equivalents, deposits and other current assets, and accounts payable

The carrying amounts approximate fair value because of the short-term maturity of these instruments.

(b) Due from (to) related parties and income taxes receivable (payable) to related parties

The estimated fair value of related party amounts is not readily determinable due to the underlying terms and conditions.

(6) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to Pershing LLC, and is required to maintain a $100,000 minimum cash deposit which is included in cash and cash equivalents on the statements of financial condition. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(7) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) *Uniform Net Capital Rule* (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company was in compliance with Rule 15c3-1, with net capital of $197,410, which was $192,410 in excess of its required net capital of $5,000.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the *Securities Exchange Act* of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(8) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 24, 2012, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

The Board of Directors
Loring Ward Securities Inc.:

In planning and performing our audit of the financial statements of Loring Ward Securities Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 24, 2012

LORING WARD SECURITIES INC.

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Net capital:		
Total stockholder's equity	$	392,216
Less nonallowable assets		194,806
Net capital		197,410
Aggregate indebtedness:		
Accounts payable		21,000
Due to related party		31,185
Total aggregate indebtedness		52,185
Computation of net capital requirements:		
Net capital required – greater of $5,000 or 6 2/3% of aggregate indebtedness of $52,185		5,000
Net capital in excess of requirements	$	192,410
Ratio of aggregate indebtedness to net capital		0.26 to 1

A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA, filed with the Financial Industry Regulatory Authority, Inc. on February 17, 2012, is not required as no material differences exist.

See accompanying independent auditors' report.